July 25, 2022
   RECEIVED

  AUG 5 2022
Office of the Secretary
Securities and Exchange Commission
OFFICE OF THE SECRETARY
100 F Street, N .E.
Washington, DC 20549
Mail Stop 1090
Attention: Secretary of the Commission, Vanessa Countryman

Ms. Countryman:

On behalf of Nomura Securities International, Inc., please find attached a notice pursuant to
Section 1 l(b)(l) of the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-4 of Moolec Science S.A. (the "Issuer") in connection with the proposed business combination contemplated by the Business Combination Agreement, dated as of June 14, 2022, by and among LightJump Acquisition Corporation, Moolec Science Limited, Issuer and Moolec
Acquisition, Inc.

Regards.

Stephen M. Kotran
Partner
Sullivan & Cromwell, LLP



cc: Gaston Paladini (Moolec Science)
    Jose Lopez Lecube (Moolec Science)
    Steven Vaccarello (Nomura Securities, International, Inc.)

        RECEIVED
July 21, 2022
       AUG 5 2022
Securities and Exchange Commission
   OFFICE OF THE SECRETARY
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Chief, Office of Real Estate and Construction

       Re: Registration Statement on Form S-4 of Moolec Science S.A. (the "Issuer"),
           including any amendments thereto or documents incorporated therein
(the
           "Registration Statement") in connection with the proposed business combination contemplated by the Business Combination Agreement, dated as of June 14, 2022, by and among LightJump Acquisition Corporation, Moolec Science Limited, Issuer
           and Moolec Acquisition, Inc. (the "Transaction")

To whom it may concern:

         Reference is made to the above-referenced Registration Statement that may be filed by the Issuer under the Securities Act of 1933, as amended (the "Securities Act") with respect to the
Transaction. The Registration Statement has not yet been filed or declared effective as of the date of this letter.

        This letter is to advise you that, effective as of April 27, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and role in which we are described in the
Registration Statement as acting or agreeing to act and any related capacity or role with respect to the Transaction.

        Therefore, we hereby advise you and the Issuer, pursuant to Section 11 (b )( l) of the
Securities Act, that none of our firm, any person who controls it (within the meaning of either
Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as
amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of
Section 2(a)( 11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

                                           Sincerely,




cc:    Moolec Science Limited